SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

PAVMED INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

70387R 106
(CUSIP Number)

Ira Scott Greenspan 420 Lexington Avenue, Suite 300 New York, New York 10170 (347) 304-1122
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70387R 106	SCHEDULE 13D	Page 1 of 4 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Ira Scott Greenspan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 595,874
	8	SHARED VOTING POWER 2,853,281
	9	SOLE DISPOSITIVE POWER 595,874
	10	SHARED DISPOSITIVE POWER 2,853,281
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,449,155
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 70387R 106	SCHEDULE 13D	Page 2 of 4 Pages

This Amendment No. 2 (this “Amendment No. 2”) filed by Ira Scott Greenspan (“Greenspan”) amends and restates the Schedule 13D filed by Lishan Aklog, Greenspan, Pavilion Venture Partners LLC and HCFP/Capital Partners III LLC (“CP3”) on May 13, 2016, as amended and restated by Greenspan and HCFP Inc. (“HCFP”) on February 28, 2018 (the “Amended and Restated Schedule 13D,” and as further amended hereby, the “Schedule 13D”), with respect to ownership of the common stock, par value $0.001 per share (“Common Stock”), of PAVmed Inc., a Delaware corporation (the “Issuer”). Except as set forth herein, the Amended and Restated Schedule 13D remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Amended and Restated Schedule 13D.

The percentage of beneficial ownership reflected in this Schedule 13D is based upon 26,509,654 shares of Common Stock outstanding as of May 8, 2018, pro forma for the Issuer’s recently completed rights offering scheduled to close on June 12, 2018.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

The business address of Greenspan is 420 Lexington Avenue, Suite 300, New York, New York 10170. Greenspan has been a Senior Adviser to the Issuer since its inception on June 26, 2014 and a Director of the Issuer from January 2015 until February 12, 2018.

Greenspan has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Greenspan has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Greenspan is a citizen of the United States.

Item 3.	Sources of Funds.

Item 3 of the Schedule 13D is hereby supplemented as follows:

Greenspan and HCFP, as applicable, transferred an aggregate of 961,984 shares of Common Stock to multiple individuals and/or charitable funds for no consideration. Upon transferring such shares, Greenspan and HCFP, as applicable, ceased to have voting or dispositive control over such shares. Greenspan and HCFP, as applicable, validly tendered and did not withdraw all of the Series W Warrants owned by them in the warrant exchange offer commenced by the Issuer in February 2018. In addition, Greenspan and HCFP each determined not to participate in the rights offering currently being conducted by the Issuer.

Between June 1, 2018 and June 8, 2018, Greenspan sold 550,555 shares of common stock, in the aggregate, in open market transactions at an average price of $0.97 per share.

CUSIP No. 70387R 106	SCHEDULE 13D	Page 3 of 4 Pages

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated as follows:

Greenspan acquired beneficial ownership of the shares of Common Stock described in this Schedule 13D for investment purposes.

Greenspan may from time to time acquire beneficial ownership of additional securities for investment purposes, or dispose of securities, in the open market or in private transactions, including upon exercise of the Series Z Warrants and the Option. In addition, it has been anticipated that CP3 will distribute the Series Z Warrants held by it to its members, on a pro rata basis.

At the date of this Schedule 13D, Greenspan, except as set forth in this Schedule 13D, does not have any plans or proposals which would result in:

(a)       The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)      An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)      A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)      Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer;

(e)      Any material change in the present capitalization or dividend policy of the Issuer;

(f)       Any other material change in the Issuer’s business or corporate structure;

(g)      Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)      Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)       A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)       Any action similar to any of those actions enumerated above.

CUSIP No. 70387R 106	SCHEDULE 13D	Page 4 of 4 Pages

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

Greenspan is the beneficial owner of 3,449,155 shares of Common Stock, directly or indirectly, representing approximately 11.7% of the Issuer’s outstanding Common Stock. This amount includes (i) 511,691 shares of Common Stock, 2,872,428 shares of Common Stock underlying Series Z Warrants, including 2,823,281 Series Z Warrants owned by CP3, and 65,036 shares of Common Stock underlying the Option. This amount excludes 32,518 shares of Common Stock underlying the Option owned by Greenspan, which expired upon his resignation as a director.

In the past 60 days, Greenspan has effected the transactions described under Item 3 of this Schedule 13D and such transactions are incorporated by reference herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated June 11, 2018

/s/ Ira Scott Greenspan
Ira Scott Greenspan